Weston Financial Services LLC

Statement of Financial Condition
For the Year Ended December 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53617

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weston Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James McCann (914) 588-8965
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, James McCann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weston Financial Services LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

JUSTIN LIJOI
Notary Public - State of New York
NO. 01LI6270136
Qualified in Orange County
My Commission Expires Oct 15, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weston Financial Services LLC

Contents



Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Weston Financial Services, LLC
New York, New York

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Weston Financial Services, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Weston Financial Services, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Weston Financial Services, LLC's management. Our responsibility is to express an opinion on Weston Financial Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Weston Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lilling & Company LLP

We have served as Weston Financial Services, LLC's auditor since 2014

Port Washington, New York
February 26, 2018

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

Weston Financial Services LLC
Statement of Financial Condition
At December 31, 2017

ASSETS:

Cash	$ 80,810
Fees receivable	221,778
Prepaid expenses	9,869
Total Assets	$ 312,457

LIABILITIES AND MEMBERS' EQUITY:

LIABILITIES:

Accrued expenses	$ 30,444
Commissions payable	8,350
Subordinated loan	75,000
Total Liabilities	113,794
MEMBERS' EQUITY	198,663
Total Liabilities and Members' Equity	$ 312,457

See accompanying notes to financial statements.

1. Business

Weston Financial Services LLC ("Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged primarily in selling limited partnerships in primary distributions and private placement of securities.

The Company does not hold funds or securities for customers and does not carry accounts of customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

2. Significant Accounting Policies

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 completes the joint effort by the FASB and International Accounting Standards Board (IASB) to improve financial reporting by creating common revenue recognition guidance for GAAP and International Financial Reporting Standards (IFRS). In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)." ASU 2016-08 clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing." ASU 2016-10 clarifies the implementation guidance on identifying performance obligations. These ASUs apply to all companies that enter into contracts with customers to transfer goods or services. These ASUs are effective for public entities for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company expects to adopt this guidance starting with the first quarter of fiscal year 2018. Entities have the choice to apply these ASUs either retrospectively to each reporting period presented or by recognizing the cumulative effect of applying these standards at the date of initial application and not adjusting comparative information. Management is currently assessing the impact the adoption of these standards will have on the Company's financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02), Leases (Topic 842) effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The ASU is to be applied using a modified retrospective approach with optional practical expedients and other special transition provisions. Early adoption is permitted. The ASU supersedes FASB ASC 840, Leases, and adds FASB ASC 842. It also amends and supersedes a number of other paragraphs throughout the FASB ASC. Management is currently assessing the impact the adoption of ASU 2016-02 will have on the Company's financial statements.

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

2. Significant Accounting Policies, continued

Cash

The Company maintains its cash balances at one financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Revenue Recognition

The Company recognizes fees when earned. Fee income is received quarterly and recognized monthly on a pro-rata basis.   The Company records commissions and marketing fee income from affiliated funds and related expenses as revenue is earned.

Commissions and Fees

Registered representatives of the Company have agreed with the Company to receive a negotiated portion of the fees received by the Company with respect to securities transactions worked on by the registered representative. The Company may receive fees based on a percentage of the investor assets raised, may receive a flat fee, or if the Company introduces investors to an investment fund, the Company may receive a fee based on a percentage of the management and incentive fees received by the fund adviser attributable to the assets invested by such introduced investors. These fees are paid to the Company and then a portion paid to the registered representatives as commissions.

Fees Receivable

Fees receivable are stated at the amount the Company expects to collect. The Company records allowances for doubtful accounts when considered necessary. At December 31, 2017, no allowances were necessary and fees receivable totaled $221,778.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No income tax provision has been made in the accompanying financial statements since the members are required to report their respective share of the Company's income in their individual income tax returns.

The Company applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

Weston Financial Services LLC

Notes to Financial Statements

2. Significant Accounting Policies, continued

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. Each of the Company's Federal tax returns filed in the 3-year period ended December 31, 2017 remains subject to examination by the Internal Revenue Service. As of December 31, 2017, there was no impact to the financial statements relating to accounting for uncertainty in income taxes.

3. Fee Income

Fee income earned by the Company from one company, amounted to $850,000 (93% of total fee income) for the year ended December 31, 2017. A portion of the fee income is designated as payable to Weston Capital Partners Master Fund II, Ltd. pursuant to agreement. Per agreement, $105,000 of each quarterly payment was payable subject to certain limitation and conditions. Payments made in 2017 amounted to $595,000 (Note 6). The total amount expensed to cover this obligation during the year ended December 31, 2017 was $420,000 and is included in the statement of operations under fund obligations.

4. Related Party Transactions

Subordinated Loan

On December 19, 2014, the Company received a subordinated loan from a member of the Company in the amount of $75,000. The loan matures on December 19, 2018. There is an extension of maturity clause in the agreement that extends the subordinated loan an additional year each year. Interest is payable quarterly at a rate of 10% per annum from the date of the loan and the first interest payment was due in March 2015. For the year ended December 31, 2017, $7,500 has been charged and paid to operations.

5. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis. As of December 31, 2017, the Company had net capital of $50,366 which was $45,366 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.77 to 1 at December 31, 2017.

6. Settlement Agreement

The Company has entered into a settlement agreement with Wimbledon Financing Master Fund Ltd., as assignee of Weston Capital Partners Master Fund II, Ltd. (Partners II). The agreement includes the following terms: 1) an arrears settlement payment (for 2015 and 2016) of $175,000, which was paid in 2017 and 2) beginning for income earned for the first quarter of 2017, the Company will make payments to Wimbledon Financing Master Fund, Ltd. as assignee of Weston Capital Partners Master Fund II, Ltd. (Partners II) through 2020, in the amount of $105,000 per quarter, totaling $420,000 for 2017. The Company is obligated to make a residual payment to Wimbledon according to procedures set out in the Settlement Agreement. Based on these procedures, there was no residual payment for 2017 that was due.

7. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 26, 2018, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2017.